

August 5, 2014

Via E-mail
Mike Burns, CFO
Gigamon Inc.
3300 Olcott Street
Santa Clara, California 95054

> **Re:** **Gigamon Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed March 13, 2014**
> **Form 10-Q for the Quarterly Period Ended March 29, 2014**
> **Filed May 8, 2014**
> **File No. 001-35957**

Dear Mr. Burns:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Comparison of Fiscal 2013 and Fiscal 2012

Operating Expenses, page 58

1.   We note that the significant increases in operating expenses were primarily the result of increases in stock-based compensation expense in fiscal 2013 compared to fiscal 2012. Please tell us what consideration was given to disclosing expected trends in such expense

in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Non-GAAP Financial Measures, page 61

2.   We note the non-GAAP adjustment for "income tax effect of non-GAAP adjustments."
        Please tell us what consideration was given to disclosing how this adjustment was
        calculated. Refer to Compliance and Disclosure Interpretation Question 102.11 for
        guidance.

Item 8. Financial Statements and Supplementary Data

Note 3. Fair Value Measurements

Cash, Cash Equivalent and Investments, page 86

3.   We note that in fiscal 2013, you transferred investments between Level 1 and 2 of the fair
        value hierarchy which related to purchases and sales of corporate debt securities and U.S.
        government agency debt securities. Please tell us what consideration was given to
        disclosing the amounts of transfers between levels 1 and 2 pursuant to ASC 820-10-50-
        2(bb).

Note 10. Income tax, page 102

4.   We note that as of December 28, 2013, you concluded that "it was more-likely-than-not
        that the amount of deferred tax assets recorded on the balance sheet would be realized."
        We further note that over the last three fiscal years, you have incurred a cumulative loss
        before income tax (benefit) provision. In light of such cumulative loss, please provide us
        with your basis for your conclusion that a valuation allowance is not needed. Refer to
        ASC 740-10-30-23.

Note 12. Segment Information, page 106

5.   Please tell us why you have not provided disclosure of revenues from external customers
        for each product and service or each group of similar products and services pursuant to
        ASC 280-10-50-40. We note you sell physical appliances and software product, for what
        appear to be two differentiated product groups.

Form 10-Q for the Quarterly Period Ended March 29, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the three months ended March 29, 2014 and March 30, 2013

Revenue, page 28

6.   We note in your earnings call for the quarter that you discuss the number customers added. We further note from your discussion of results of operations on page 28 that the increase in services revenues was due to primarily due to" the growth in [y]our installed base at [y]our existing end-user customers and also due to an increase in the total number of end-user customers under maintenance and support contracts." However, we were not able to locate disclosure of the number of such customers added during the quarter. Please tell us what consideration was given to disclosing this metric in MD&A. Refer to Section III.B.1 of SEC Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant